Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 4
DATED JULY 7, 2010
TO THE PROSPECTUS DATED APRIL 27, 2010

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated April 27, 2010, Supplement No. 1 dated April 27, 2010, Supplement No. 2 dated May 20, 2010 and Supplement No. 3 dated June 17, 2010. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the following:

•                  status of the offering;

•                  recent portfolio activity; and

•                  extension of our initial public offering.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through June 30, 2010, we have accepted investors’ subscriptions to this public offering and issued approximately 73.4 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $730.8 million.  We have approximately 128.8 million shares remaining for sale in the primary portion of our public offering and 47.8 million shares remaining for sale in the distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

PORTFOLIO ACTIVITY

Recent Acquisition

Burnham Pointe

On June 30, 2010, we acquired a mixed-use development known as Burnham Pointe located in Chicago, Illinois, from an unaffiliated seller.  Burnham Pointe is a 298-unit multifamily community with approximately 16,000 square feet of retail space and amenities including a fitness center, an adjacent parking garage and a pool, spa and sundeck.  Burnham Pointe, which was completed in 2008, has an average unit size of 1,010 square feet.  As of the date of acquisition, approximately 89% of the units were occupied.

The purchase price for Burnham Pointe was approximately $88.0 million, excluding closing costs.  We funded the purchase price with proceeds from our initial public offering and may later place mortgage debt on the community.

We believe that this property is suitable for its intended purposes and adequately covered by insurance.  The property is located in a submarket where there are a number of comparable properties that might compete with it.

Potential Acquisition

Post Oak

On July 6, 2010, our operating partnership entered into an agreement to purchase a multifamily community known as Post Oak, located in Houston, Texas (“Post Oak”), from an unaffiliated seller.  Post Oak is a 392-unit multifamily community with amenities including swimming pools, an internet lounge and business center and a fitness center.  The contract purchase price for Post Oak is $65.5 million, excluding closing costs.  Upon satisfaction of certain conditions, but prior to closing, we will be obligated to provide $2.0 million in earnest money.  If the purchase is consummated, we expect that the purchase price will be funded from proceeds from our initial public offering.

The consummation of the purchase of Post Oak is subject to substantial conditions.  The consummation of this acquisition generally will depend upon:

•         the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•         no material adverse change occurring relating to the community; and

•         our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Other assets may be identified in the future that we may acquire before or instead of the investment described above.  As of the date of this supplement, we cannot make any assurances that the closing of this investment is probable.

Extension of Offering

On June 29, 2010, our board of directors approved an extension of our offering of 250,000,000 shares of our common stock pursuant to our initial public offering until no later than September 2, 2011.  Under rules promulgated by the SEC, we could extend our offering until February 29, 2012.  If we extend our offering beyond September 2, 2011, we will provide that information in a prospectus supplement.  Our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering until we have sold all shares available pursuant to the distribution reinvestment plan, in which case we will notify participants in the plan of such extension.  In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate this offering at any time.